SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c)(Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
Gemplus International S.A.

(Name of Subject Company)
n/a

(Translation of Subject Company’s Name into English (if applicable))
Luxembourg

(Jurisdiction of Subject Company’s Incorporation or Organization)
Axalto Holding N.V.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
Common Stock ISIN LU012170629-4

(CUSIP Number of Class of Securities (if applicable))
Jean-Pierre Charlet
General Counsel and Company Secretary
Axalto Holding N.V.
Koningsgracht Gebouw 1
Joop Geesinkweg 541-542
1096 AX
Amsterdam
The Netherlands
+31 205 620 680

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
n/a

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Not applicable.
Item 2. Informational Legends
A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit A.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
The following documents are attached as exhibits to this Form CB:
A. Joint press release, dated May 19, 2006 and issued by Axalto Holding N.V. (“Axalto”) and Gemplus International S.A. (“Gemplus”), concerning the clearance by the European Commission of the proposed Axalto and Gemplus combination under the EU merger regulation, with specific undertakings.
PART III — CONSENT TO SERVICE OF PROCESS
Concurrent with the filing of this Form CB with the Securities and Exchange Commission (the “SEC”), Axalto is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. Axalto will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ JEAN-PIERRE CHARLET
	Name:	Mr. Jean-Pierre Charlet
	Title:	General Counsel and Company Secretary

Dated: May 22, 2006

EXHIBITS
A. Joint press release, dated May 19, 2006 and issued by Axalto Holding N.V. (“Axalto”) and Gemplus International S.A. (“Gemplus”), concerning the clearance by the European Commission of the proposed Axalto and Gemplus combination under the EU merger regulation, with specific undertakings.